Exhibit 99.1

December 8, 2015

Press release

Turquoise Hill provides 2016 production and financial guidance

VANCOUVER, CANADA – Turquoise Hill Resources today announced 2016 production and financial guidance.

Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. Open-pit operations are expected to mine in phases 2, 3 and 6 during the year as well as begin stripping for phase 4. In addition, stockpiled ore will be processed during the year. The reduction in gold compared to 2015 is the result of mining in lower-grade gold areas and processing lower-grade stockpiled ore. The majority of 2016 gold production is expected in the first half of the year.

Operating cash costs for 2016 are expected to be approximately $800 million. The reduction compared to expected 2015 operating cash costs is mainly related to additional capitalization of phase 4 deferred stripping costs.

Capital expenditures for 2016 on a cash-basis, excluding underground development, are expected to be approximately $300 million, of which approximately $280 million relates to sustaining capital. Sustaining capital reflects increased capitalization of phase 4 deferred stripping costs.

For underground development, Turquoise Hill will provide capital guidance for 2016 once a final ‘notice to proceed’ decision is confirmed.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

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